DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

19E

Heerlen (NL), 25 April 2008

DSM announces opening of PA4T market development plant

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announced the opening of the market development plant for PA4T, the new polymer for use in electronics and other applications. The plant is operational as of today.

The plant is located in Sittard-Geleen, the Netherlands, where DSM has its worldwide R&D center. Since the announcement of PA4T, the new polymer for high performance engineering thermoplastics, in September 2007 numerous trials at selected customers have been completed. The initial results and customer feedback are very positive. With the opening of the market development plant access of customers to PA4T will be extended.

PA4T, developed by DSM Engineering Plastics, is the first new polymer to be introduced in the new millennium. It answers market trends that call for miniaturization and the convergence of electronic devices. PA4T has an exciting and unique balance of properties also enabling automotive customers to bring metal replacement to the next level offering opportunities for better fuel efficiency and lower emissions.

Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster commented: *"The opening of the market development plant is another significant step forward in the development of PA4T. This breakthrough polymer fits perfectly in DSM's accelerated Vision 2010 strategy and underlines again our commitment to innovation."*

Roelof Westerbeek, Global Business Director High Performance Polyamides at DSM Engineering Plastics said: *"Our customers have told us they are very impressed by the excellent performance of PA4T in trials. The balance of dimensional stability, high mechanical and thermal performance and exceptionally low moisture uptake outpaces any existing polymer. We are thrilled to open the market development plant to be able to supply our customers an alternative polymer which enables very high processing speed at competitive costs."*

PA4T in particular addresses market needs for lead free surface mount devices such as circuit boards used in personal computers, as well as the current move towards halogen free electronics. In Lighting, such as LEDs, DSM expects PA4T to support customer requirements for high reflectivity, high temperature resistance, high mechanical strength and low out gassing.

"We are pleased with DSM addressing the continuous trends in the interconnection industry. Examples of these trends are higher density, increased data speeds, improved dimensional stability and higher soldering temperatures. We believe that DSM's PA4T adds a new material choice that improves Tyco Electronic's ability to achieve an even higher performance in its products. Preliminary tests in products like SIM cards have been promising. Tyco Electronics applauds DSM's efforts to innovate in Materials Sciences," said Eric Leijtens, Director Engineering, Business Unit CC&CE Tyco Electronics Europe, a market leader and one of the customers involved in testing PA4T.

DSM Engineering Plastics

DSM Engineering Plastics is a Business Group in the performance materials cluster of DSM, with sales in 2007 of EUR 1,068 million (which number includes the sales of DSM Dyneema) and approximately 1,500 employees worldwide. It is one of the world's leading suppliers of engineering thermoplastics offering a broad portfolio of high performance products including Stanyl® high performance polyamide and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate, Yparex® extrudable adhesive resins. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. With Stanyl®, it is the global market leader in high heat polyamides.

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

Akulon®, Arnite®, Arnitel®, Stanyl®, Xantar® and Yparex® are registered trademarks of Royal DSM

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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